FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Communication dated January 24, 2006, entitled “Investment in Sovereign Bancorp, Inc. and Recent Developments.”

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Item 1

Investment in Sovereign Bancorp, Inc. and Recent Developments

     On October 24, 2005, Banco Santander Central Hispano, S.A. (“Santander”) entered into an Investment Agreement (which was amended on November 22, 2005) (“Investment Agreement”) with Sovereign Bancorp, Inc. (“Sovereign”) pursuant to which Santander agreed to purchase at closing a number of shares of Sovereign common stock equal to 19.8% of Sovereign’s outstanding shares after giving effect to such purchase. The purchase price is $27 per share, for an estimated aggregate purchase price of approximately $2.4 billion. The proceeds of the sale will be used by Sovereign to finance a portion of the $3.6 billion cash purchase price that Sovereign has agreed to pay to acquire Independence Community Bank Corp. (“Independence”). Santander has also agreed, if requested by Sovereign, to provide up to an additional $1.2 billion of financing for this acquisition. If provided, this financing would take the form of a purchase of non-voting preferred shares or other Tier 1 qualifying instruments of Sovereign and, to a limited extent, debt financing.

     Upon the closing, Sovereign will elect two Santander designees to its board of directors, and Santander will appoint the chief executive officer of Sovereign to its board of directors. Following the closing of the two transactions, Sovereign and Independence together will constitute the 18th largest bank in the United States as measured by assets and deposits with a significant presence in the North Eastern United States.

     Under the Investment Agreement, Santander has the right to increase its stake following the closing to 24.9% of Sovereign’s outstanding shares at market prices. Unless otherwise approved by Sovereign’s shareholders, shares so purchased will be held in a voting trust and voted in direct proportion to the votes of Sovereign’s shareholders other than Santander. In addition, following the second anniversary of the closing and until the end of the fifth year after the closing, Santander will have the option to make an offer to acquire all of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is either the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed by the parties, the Sovereign board must accept the offer; provided that, during the third year after the closing, any offer made by Santander must be at a price of at least $40 per share. Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the non-Santander shareholders who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, for five years following the closing, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, during this five year period, it will not sell or otherwise dispose of its Sovereign shares.

     The closing of the Investment Agreement is subject to customary conditions, including receipt of regulatory approvals (including from the Bank of Spain, the Board of Governors of the Federal Reserve System and the New York State Banking Department), absence of laws prohibiting the closing, accuracy of representations and warranties (subject to material adverse effect qualifications), material performance of covenants and satisfaction of the conditions for the closing of the Independence acquisition.

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     The New York Stock Exchange (“NYSE”), on which Sovereign’s shares trade, has approved Sovereign’s application to list the shares to be sold to Santander. In connection with this approval, the NYSE held that the issuance and listing of the shares will not require the approval of Sovereign’s shareholders under the applicable NYSE shareholder approval rules. Relational Investors LLC (“Relational”), Sovereign’s largest shareholder, has requested that the Securities and Exchange Commission declare that this approval violated the Federal securities laws. Santander intends, and has been advised by Sovereign that it intends, to virgorously contest Relational’s request. Separately, the NYSE has requested comments from its listed companies and their shareholders as to whether it should consider modifying or eliminating the so-called “treasury share” exception to its shareholder approval rules. The structure of the proposed Santander investment makes use of this treasury share exception. The NYSE has not filed a formal rule change with the SEC. However, if the NYSE decides to propose a modification or elimination of the exception and the proposal ultimately is approved by the SEC and becomes effective prior to the closing of the investment, and if such modification or elimination is applied retroactively to transactions announced or otherwise “in progress” prior to the rule modification, Santander’s investment could become subject under NYSE rules to the approval of Sovereign’s shareholders. In these circumstances, Santander could elect not to close, the parties could renegotiate the provisions of the contract relating to the purchase of treasury shares, or the parties could agree that Sovereign will hold a shareholder meeting to approve the investment. Santander cannot predict which action the parties would ultimately choose in these circumstances.

     Relational has also filed a lawsuit in the Federal District Court for the Southern District of New York against Santander and Sovereign seeking a declaration that Santander’s investment will be a “control transaction” under Subchapter 25E of the Pennsylvania Business Corporation Law because it will give Santander (either alone or in concert with others) voting power over 20% or more of Sovereign’s voting stock, which would entitle each Sovereign shareholder following the closing to tender its shares to Santander for the statutory fair value of such shares as of the date of the control transaction. If the proposed investment is consummated and the court determines that the investment constitutes a “control transaction”, Santander could be required to purchase up to 100% of Sovereign at a price per share determined pursuant to a judicial proceeding. While this price is uncertain and Relational has asserted that the fair value of such shares may be greater than the $27 per share price Santander has agreed to pay in connection with its investment in Sovereign, if the purchase price were equal to the price per share at which Santander is acquiring its minority investment, the aggregate purchase price for all of the Sovereign shares outstanding would be approximately $9.3 billion. This amount would be in addition to the approximately $2.4 billion which Santander expects to pay in connection with its acquisition of its minority stake in Sovereign. Relational has not sought in this lawsuit to enjoin the closing of the Santander-Sovereign transaction. Santander intends, and has been advised by Sovereign that it intends, to litigate this matter vigorously.

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     Relational and Sovereign are also parties to litigation in the same court relating to Sovereign’s 2006 annual meeting of shareholders. In this lawsuit, Sovereign seeks a declaration that all of its directors can only be removed at such meeting “for cause”. Relational, in turn, alleges that Sovereign’s board’s decision to delay the giving of notice of the date of such meeting constitutes a breach of fiduciary duties and intentional interference with shareholder voting rights and that statements made in public filings to the effect that Sovereign’s directors can be removed without cause violated the Federal securities laws. Relational seeks, among other remedies, an injunction prohibiting the issuance of any shares that would dilute its current shareholders’ voting rights, which could prohibit the Santander investment. Sovereign has advised Santander that it intends to litigate this matter vigorously. Relational and Sovereign are also parties to various legal disputes in Federal and State courts in Pennsylvania relating to demands by Relational for access to Sovereign’s books and records and shareholders lists.

     We cannot assure whether and, if so, when the proposed investment will be completed. Moreover, if the initial purchase is completed, Santander will have several options with respect to its investment. Santander can simply retain its 19.8% interest or increase its interest to up to 24.9%. Regardless of whether or not it has so increased its interest, Santander can then hold its investment indefinitely, after two years seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment. Santander has not made any decisions as to the course of action that it might take.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: January 26, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President